UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-36623

CIVITAS SOLUTIONS, INC.*

(NATIONAL MENTOR HOLDINGS, INC. AS SUCCESSOR BY MERGER TO CIVITAS SOLUTIONS, INC.)

(Exact name of registrant as specified in its charter)

313 Congress Street, Boston, Massachusetts 02210

(617) 790-4800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

Explanatory Note:

* On March 8, 2019, pursuant to the Agreement and Plan of Merger, dated December 18, 2018, by and among Civitas Solutions, Inc. (“Civitas”), Celtic Intermediate Corp. (“Parent”) and Celtic Tier II Corp., a wholly-owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into Civitas (the “Merger”), with Civitas surviving the Merger as the surviving corporation and a direct, wholly-owned subsidiary of Parent. Also on March 8, 2019, in connection with the Merger and as a result of a series of subsequent transactions, National Mentor Holdings, Inc. (“NMH”) became a direct, wholly-owned subsidiary of Parent and successor to Civitas, at which time the separate corporate existence of Civitas ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, NMH, as successor by merger to Civitas, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

National Mentor Holdings, Inc. (as successor by merger to Civitas Solutions, Inc.)

Date:	March 18, 2019	By:	/s/ Bruce F. Nardella
Name: Bruce F. Nardella
Title: President